Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities at their carrying values:

$ millions, as at October 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (1)	$94,238	$51,365	$17,932	$11,945	$149,913	$325,393
Obligations related to securities sold short	12,999	—	—	—	—	12,999
Cash collateral on securities lent	903	—	—	—	—	903
Obligations related to securities sold under repurchase agreements	9,862	—	—	—	—	9,862
Derivative instruments	5,344	4,549	3,547	8,401	—	21,841
Acceptances	9,212	—	—	—	—	9,212
Other liabilities	—	—	—	—	10,932	10,932
Subordinated indebtedness	—	—	35	4,943	—	4,978

	$132,558	$55,914	$21,514	$25,289	$160,845	$396,120

October 31, 2013 (2)	$117,750	$60,478	$26,412	$28,371	$147,001	$380,012

(1)	Comprises $130.1 billion (2013: $125.0 billion) of personal deposits of which $125.8 billion (2013: $120.4 billion) are in Canada and $4.3 billion (2013: $4.6 billion) are in other countries; $187.6 billion (2013: $182.9 billion) of business and government deposits of which $145.2 billion (2013: $149.0 billion) are in Canada and $42.4 billion (2013: $33.9 billion) are in other countries; and $7.7 billion (2013: $5.6 billion) of bank deposits of which $2.9 billion (2013: $2.0 billion) are in Canada and $4.8 billion ($3.6 billion) are in other countries.
(2)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

$ millions, as at October 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$26,118	$—	$—	$—	$—	$26,118
Unutilized credit commitments	8,624	14,158	19,854	2,105	114,888	159,629
Backstop liquidity facilities	4,361	508	—	11	—	4,880
Standby and performance letters of credit	7,709	664	813	61	—	9,247
Documentary and commercial letters of credit	284	25	—	—	—	309
Other	276	—	—	—	—	276

	$47,372	$15,355	$20,667	$2,177	$114,888	$200,459

October 31, 2013 (3)	$44,172	$13,637	$17,731	$1,925	$116,487	$193,952

(1)	Includes $91.1 billion (2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $903 million (2013: $2.1 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

$ millions, as at October 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Operating leases	$405	$738	$576	$1,222	$2,941
Purchase obligations (1)	648	1,039	640	436	2,763
Pension contributions (2)	8	—	—	—	8
Underwriting commitments	613	—	—	—	613
Investment commitments	10	—	16	127	153

	$1,684	$1,777	$1,232	$1,785	$6,478

October 31, 2013 (3)	$1,716	$1,468	$1,066	$1,725	$5,975

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K, and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Certain information has been restated to conform to the presentation adopted in the current year.